Mail Stop 3561


February 6, 2006

Maria Camila Maz, President
Dulcin Izmir Corporation
P.O. Box 331916
Miami, Florida  33233-1916


         RE:  Dulcin Izmir Corporation
                 Registration Statement on Form SB-2
                 Filed January 13, 2006
                 File No.  333-131043


Dear Ms. Maz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you should disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Maria Camila Maz
Dulcin Izmir Corporation
February 6, 2006
Page 2.

General
1. As a substantial amount of outstanding securities are being registered for resale by affiliates of Dulcin Izmir, the proposed offering appears to be an offering "by or on behalf" of the registrant. Because Dulcin Izmir is unable to conduct an "at the market" offering under Rule 415, please revise the terms of the offering to indicate that the securities will be offered and sold at a fixed price, which is disclosed in your prospectus, for the duration of the offering. Also, please disclose that the selling shareholders are acting as underwriters for the registrant when reselling the securities.

Business Experience of Officers and Directors, page 19

2. Please provide a complete description of Ms. Maz`s business experience, including her positions with China Granite and FUSA Capital Corp. Please disclose the business of FUSA Capital Corp. during Ms. Maz`s association with that company.
3. Disclose that China Granite and FUSA Capital Corp. are SEC reporting companies.

Security Ownership of Certain Beneficial Owners and Management,
page
20

4. Please disclose the individuals who are the beneficial owners of the shares held of record by Cadaques SA, GIG Limited and Stratton SA. These owners include all individuals with sole or shared voting or dispositive control over the shares.

Financial Statements

5. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
Maria Camila Maz
Dulcin Izmir Corporation
February 6, 2006
Page 3.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Maria Camila Maz
Dulcin Izmir Corporation
February 6, 2006
Page 4.


Please contact Angela Halac at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.



Sincerely,





John Reynolds

Assistant Director


cc:   Jody Walker, Esq.
       via fax  (303) 220-9902